Filed by NATCO Group Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: NATCO Group Inc.

Commission File No.: 001-15603

The following is a letter distributed to NATCO employees by John U. Clarke, NATCO’s Chairman and Chief Executive Officer, and Patrick M. McCarthy, NATCO’s President and Chief Operating Officer.

Dear Fellow Employees,

WOW! A lot has happened since our last newsletter. The proposed acquisition of the Company by Cameron International continues to progress with focus now on securing necessary approvals from U.S. and other country regulatory agencies; pre-integration planning and preliminary work on organizational design. As if that were not enough, we still have jobs to do, customers to serve, challenging market conditions, a major systems migration to Oracle, family obligations – including vacations – and lots of questions yet to be answered.

Deal progress has been good and is tracking our projected timeline. We will soon have filed the necessary review documents with various agencies around the world which are interested in assuring that anti-trust and fair competition laws are followed. In addition, we will soon have filed the appropriate documentation, in conjunction with Cameron, to eventually permit the merger to be put before our shareholders for an affirmative vote and to register the new shares of Cameron stock that NATCO shareholders would then receive. We are still optimistic that we will clear all hurdles and close some time in the 4th quarter.

Bob Curcio is representing all parts of NATCO in leading our transitional teams which are now kicking off pre-merger planning activities consistent with regulations. He has organized about a dozen teams comprising a wide variety of functional areas of responsibility to help assure that our transition into Cameron is smooth and seamless for our customers and employees. These teams have enormous tasks ahead and will require everyone’s support to be successful. These groups will be making decisions based upon inputs from throughout the organization and a hierarchy of priorities which will eventually address the entire organization from strategic, financial, and human resources perspectives. No doubt that there will be changes, but there will also be significant opportunities worldwide.

Meanwhile, we are also being asked to stay focused on running our business and meeting our customer needs. That challenge remains difficult even in an improving world oil market, yet also in a still weak gas market in North America. Oil prices have increased to the $70 per barrel range and larger projects are being revitalized but only ever so slowly as operators try to assure themselves that cost savings are nearing a bottom. Opportunities in key markets of South East Asia, Middle East and Brazil remain promising over the long-term. In North America, the rig count appears to have found a bottom at approximately 925 rigs. Weak industrial gas demand in the U.S. and ample supply have contributed to gas prices that have tested $3 per million cubic feet. Soft market conditions are expected to continue until the drilling decline and economic recovery bring the market back into equilibrium.

The migration to Oracle continues to move forward with “Go-Live 1” scored as a success. “Go-Live 2”, which will get most of the Company’s U.S.-based operations on the new systems platform, is on track for an October 1, 2009 implementation date. Final adoption by NATCO Canada, NATCO UK, TEST and NATCO Japan will follow on soon thereafter. The acquisition plans will not affect the move to Oracle for the time being, so sign up for the training as your group is scheduled!

It is summer – a time when we all try to spend more quality time with our families. With the workload in front of us, it is proving challenging to find the proper balance between obligations at home and at work. Please work with your supervisors/employees to attempt as best you can to achieve both.

Finally, there remain a lot of questions on the proposed business combination, many of which are answered on the website www.WelcomeTo Cameron.com. Keep submitting your questions as they arise and we will do our best to answer them fully and timely.

In closing, we want to again acknowledge the many contributions of all the employees at NATCO – past and present – who committed so much of their intellect, time and sweat to making NATCO what it is today. In 2005, we described a “Dare-to-be-Great” strategy which is becoming a reality thanks to all the efforts of the employee team. We have both been blessed to have been associated with each of you during our tenures with the Company.

With sincere thanks and continuing confidence in NATCO’s bright future,

JUC                                           PMM

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties. NATCO cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers;

the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.